UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 June 2022
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-254751, 333-254751-01 AND 333-254751-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333- 254578) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 30 June 2022(a)

		Page
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-June 2022(b)	3-17, 30-35, 37-41

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-June 2022	18-29

3.	Principal risks and uncertainties	36

4.	Legal proceedings	37

5.	Cautionary statement	42

6.	Capitalization and Indebtedness	43

7.	Signatures	44
(a)In this Form 6-K, references to the half year 2022 and half year 2021 refer to the six-month periods ended 30 June 2022 and 30 June 2021 respectively. References to the second quarter 2022 and second quarter 2021 refer to the three-month periods ended 30 June 2022 and 30 June 2021 respectively.
(b)This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in bp’s Annual Report on Form 20-F for the year ended 31 December 2021.

Group results second quarter and first half 2022

Performing while transforming

Financial summary	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Sales and other operating revenues	67,866	36,467	117,124	71,011
Profit (loss) for the period attributable to bp shareholders	9,257	3,116	(11,127)	7,783
Inventory holding (gains) losses*, before tax	(2,146)	(953)	(5,647)	(2,683)
Taxation charge (credit) on inventory holding gains and losses	539	217	1,376	605
Replacement cost (RC) profit (loss)*	7,650	2,380	(15,398)	5,705
Net (favourable) adverse impact of adjusting items*, before tax	340	(8)	31,104	(704)
Taxation charge (credit) on adjusting items	461	426	(1,010)	427
Underlying RC profit*	8,451	2,798	14,696	5,428
Operating cash flow*	10,863	5,411	19,073	11,520
Capital expenditure*	(2,838)	(2,514)	(5,767)	(6,312)
Divestment and other proceeds(a)	722	215	1,903	5,054
Net cash issue (repurchase) of shares(b)	(2,288)	(500)	(3,880)	(500)
Finance debt	52,866	68,247	52,866	68,247
Net debt*(c)	22,816	32,706	22,816	32,706
Announced dividend per ordinary share (cents per share)	6.006	5.460	11.466	10.710
Profit (loss) per ordinary share (cents)	47.74	15.37	(57.21)	38.36
Profit (loss) per ADS (dollars)	2.86	0.92	(3.43)	2.30
Underlying RC profit per ordinary share* (cents)	43.58	13.80	75.55	26.75
Underlying RC profit per ADS* (dollars)	2.61	0.83	4.53	1.61
(a)Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 5 for more information on divestment and other proceeds.
(b)Excludes the ordinary shares issued as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP. See Note 7 for more information.
(c)See Note 9 for more information.

RC profit (loss), underlying RC profit (loss), net debt, underlying RC profit per ordinary share and underlying RC profit per ADS are non-GAAP measures. Inventory holding (gains) losses and adjusting items are non-GAAP adjustments.
* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 37.

Highlights
Profit $9.3 billion; underlying replacement cost profit* $8.5 billion

•Profit for the quarter attributable to bp shareholders was $9.3 billion, compared with a loss of $20.4 billion for the first quarter 2022 and a profit of $3.1 billion for the second quarter 2021. The result for the second quarter 2022 includes a charge for adjusting items* before tax of $0.3 billion within which are adverse fair value accounting effects* of $0.8 billion. The first quarter loss included a post-tax charge of $24.4 billion relating to bp's decision to exit its 19.75% shareholding in Rosneft and its other businesses with Rosneft in Russia.
•Underlying replacement cost profit was $8.5 billion, compared with $6.2 billion for the previous quarter. This was driven by strong realized refining margins, continuing exceptional oil trading performance and higher liquids realizations. This was partly offset by an average gas marketing and trading contribution, down from the exceptional result in the first quarter, including an impact from the ongoing outage at Freeport LNG. The underlying replacement cost profit for the second quarter 2021 was $2.8 billion.

Operating cash flow* $10.9 billion; finance debt reduced to $52.9 billion; net debt* reduced to $22.8 billion

•Operating cash flow in the quarter was $10.9 billion, compared with $5.4 billion for the same period of 2021.
•During the second quarter bp executed share buybacks of $2.3 billion. The $2.5-billion programme announced with the first-quarter 2022 results was completed on 22 July.
•Finance debt at the end of the quarter was $52.9 billion, compared with $68.2 billion at the end of the second quarter 2021. Net debt fell for the ninth successive quarter to reach $22.8 billion at the end of the second quarter. Net debt at the end of second quarter 2021 was $32.7 billion.

Growing distributions within an unchanged financial frame

•A resilient dividend is bp’s first priority within its disciplined financial frame.
•It is underpinned by an average 2021-5 cash balance point* of around $40 per barrel Brent, $11 per barrel RMM and $3 per mmBtu Henry Hub (all 2020 real).
•bp has announced a 10% increase in its quarterly dividend to 6.006 cents per ordinary share.
•This increase reflects the underlying performance and cash generation of the business, which has enabled strong progress in delivering share buybacks and net debt reduction.
•Looking ahead, on average, based on bp's current forecasts, bp continues to expect to have capacity for an annual increase in the dividend per ordinary share of around 4% through 2025 at around $60 per barrel Brent and subject to the board’s discretion each quarter.
•During the second quarter bp generated surplus cash flow* and intends to execute a $3.5 billion share buyback prior to announcing its third-quarter results. bp has now announced share buybacks from 2021 and first-half 2022 surplus cash flow equivalent to 60% of the cumulative surplus cash flow. See page 32 for the components of our sources of cash and uses of cash in the second quarter and half year 2022.
•For 2022 and subject to maintaining a strong investment grade credit rating, bp remains committed to using 60% of surplus cash flow for share buybacks and intends to allocate the remaining 40% to further strengthen the balance sheet.

Progressing transformation to an Integrated Energy Company

•In resilient hydrocarbons bp has strengthened its renewal options partnering with Petrobras in a successful Drill Stem Test at the Cabo Frio discovery in the Campos Basin offshore Brazil and participating in the Timpan-1 discovery offshore Indonesia. bp continues to high-grade its portfolio, agreeing to acquire a 35% interest in the undeveloped Bay du Nord discovery offshore Canada as part of the transaction to sell its 50% interest in the Sunrise oil sands project.
•In convenience and mobility bp has continued to progress its EV charging strategy, recently announcing expansion plans with Iberdrola in Spain and Portugal and signing a contract to operate China's largest fast(a) EV charging hub.
•In low carbon energy bp has announced plans to take a 40.5% stake in the AREH project to lead and operate one of the world’s largest planned renewables and green hydrogen* energy hubs based in Western Australia; has announced its intent to partner with Iberdrola to develop large-scale integrated green hydrogen production in Spain, Portugal and the UK; and has continued to progress its renewables strategy, submitting bids for two offshore wind leases in the Netherlands.

(a)“fast charging” includes rapid charging ≥50kW and ultra-fast charging ≥150kW.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 42.

Financial results
At 31 December 2021, the group's reportable segments were gas & low carbon energy, oil production & operations, customers & products and Rosneft. The group has ceased to report Rosneft as a separate segment in the group’s financial reporting for 2022. From the first quarter of 2022, the group's reportable segments are gas & low carbon energy, oil production & operations and customers & products. For more information see Note 1 Basis of preparation - Investment in Rosneft. For the period from 1 January 2022 to 27 February 2022, any net income from Rosneft is classified as an adjusting item. As the circumstances leading to this classification were not present prior to first quarter 2022 the net income from Rosneft has not been classified as an adjusting item for comparative periods.
In addition to the highlights on page 4:
•Profit attributable to bp shareholders in the second quarter was $9.3 billion compared with $3.1 billion in the same period of 2021 largely as a result of higher realizations. Loss attributable to bp shareholders in the half year was $11.1 billion compared with a profit of $7.8 billion in the same period of 2021.
•Adjusting items* in the second quarter and half year were an adverse pre-tax impact of $0.3 billion and $31.1 billion respectively, compared with a favourable pre-tax impact of $8 million and $704 million in the same periods of 2021.
•As a result of bp's two nominated directors stepping-down from the Rosneft board on 27 February, bp determined that it no longer meets the criteria set out under IFRS for having "significant influence" over Rosneft. bp therefore no longer equity accounts for its interest in Rosneft from that date, treating it prospectively as a financial asset measured at fair value. Within the first quarter and first half results, the loss of significant influence and an impairment assessment led to a net pre-tax charge of $24.0 billion classified as an adjusting item, reducing equity by $14.4 billion. A further $1.5 billion pre-tax charge relating to bp's decision to exit its other businesses with Rosneft in Russia is also included in the first quarter and first half results, reducing equity by $1.2 billion. See Note 1 for further information.
•Adjusting items for the second quarter and half year 2022 also include adverse fair value accounting effects* of $0.8 billion and $6.6 billion respectively, primarily arising from the changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds and the increase in forward gas prices.
•Pre-tax inventory holding gains of $2.1 billion and $5.6 billion for the second quarter and half year 2022 respectively arose due to significant increases in most crude and product prices during the periods.
•The effective tax rate (ETR) on the profit or loss for the second quarter and half year was 32% and -203% respectively, compared with 35% and 29% for the same periods in 2021. The ETR on RC profit or loss* for the second quarter and half year was 33% and -62% respectively, compared with 37% and 31% for the same periods in 2021. Excluding adjusting items, the underlying ETR* for the second quarter and half year was 29% and 30% respectively, compared with 27% and 29% for the same periods a year ago. The higher underlying ETR for the second quarter and half year reflects the absence of equity-accounted earnings from Rosneft. ETR on RC profit or loss and underlying ETR are non-GAAP measures.
•Operating cash flow* for the second quarter and half year 2022 was $10.9 billion and $19.1 billion respectively, compared with $5.4 billion and $11.5 billion for the same periods last year. The increase is driven largely as a result of higher realizations.
•Capital expenditure* in the second quarter and half year 2022 was $2.8 billion and $5.8 billion respectively, compared with $2.5 billion and $6.3 billion in the same periods of 2021.
•Total divestment and other proceeds for the second quarter and half year were $0.7 billion and $1.9 billion respectively, compared with $0.2 billion and $5.1 billion for the same periods in 2021. Other proceeds for the second quarter and half year 2022 consist of $0.4 billion and $0.6 billion respectively of proceeds from the disposal of a loan note related to the Alaska divestment. See page 32 for further information.
•Finance debt at the end of the second quarter was $52.9 billion, compared to $60.6 billion at the end of the first quarter 2022 and $68.2 billion at the end of the second quarter 2021. At the end of the second quarter, net debt* was $22.8 billion, compared with $27.5 billion at the end of the first quarter 2022 and $32.7 billion at the end of the second quarter 2021.
•On 11 July 2022 the UK government introduced legislation which imposes a new levy on the profits of UK oil and gas companies. The new levy will increase the headline rate of tax from 40% to 65% on profits from bp’s North Sea business made from 26 May 2022 until 31 December 2025. The introduction of the levy will result in a one-off non-cash deferred tax charge of an estimated $0.8 billion to reflect the higher tax rate now applicable to existing temporary differences unwinding over the period 1 October 2022 to 31 December 2025. As the legislation was substantively enacted after 30 June 2022, this charge will be presented within adjusting items in the third quarter 2022.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
RC profit (loss) before interest and tax
gas & low carbon energy	2,737	927	1,213	4,357
oil production & operations	7,237	3,118	11,068	4,597
customers & products	3,531	640	5,512	1,574
other businesses & corporate(a)	(1,028)	218	(25,747)	(97)
Of which:
other businesses & corporate excluding Rosneft	(1,028)	(425)	(1,714)	(1,103)
Rosneft	—	643	(24,033)	1,006
Consolidation adjustment – UPII*	(21)	(31)	13	(18)
	12,456	4,872	(7,941)	10,413
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(539)	(687)	(1,183)	(1,416)
Taxation on a RC basis	(3,988)	(1,567)	(5,681)	(2,821)
Non-controlling interests	(279)	(238)	(593)	(471)
RC profit (loss) attributable to bp shareholders*	7,650	2,380	(15,398)	5,705
Inventory holding gains (losses)*	2,146	953	5,647	2,683
Taxation (charge) credit on inventory holding gains and losses	(539)	(217)	(1,376)	(605)
Profit (loss) for the period attributable to bp shareholders	9,257	3,116	(11,127)	7,783
Analysis of underlying RC profit (loss) before interest and tax

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	3,080	1,240	6,675	3,510
oil production & operations	5,902	2,242	10,585	3,807
customers & products	4,006	827	6,162	1,483
other businesses & corporate(a)	(201)	384	(460)	577
Of which:
other businesses & corporate excluding Rosneft	(201)	(305)	(460)	(475)
Rosneft	—	689	—	1,052
Consolidation adjustment – UPII	(21)	(31)	13	(18)
	12,766	4,662	22,975	9,359
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(509)	(485)	(995)	(1,066)
Taxation on an underlying RC basis	(3,527)	(1,141)	(6,691)	(2,394)
Non-controlling interests	(279)	(238)	(593)	(471)
Underlying RC profit attributable to bp shareholders*	8,451	2,798	14,696	5,428
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-17 for the segments.

(a)From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Investment in Rosneft.
Operating Metrics

Operating metrics	First half 2022	vs First half 2021
Tier 1 and tier 2 process safety events*	24	-8
Reported recordable injury frequency*	0.197	+15.9%
upstream* production(a) (mboe/d)	2,224	+2.6%
upstream unit production costs*(b) ($/boe)	6.53	-10.9%
bp-operated hydrocarbon plant reliability*	95.3%	+1.6
bp-operated refining availability*(a)	94.4%	+0.3
(a)See Operational updates on pages 8, 11 and 13.
(b)Reflecting higher volumes and lower costs including phasing impacts.

Outlook & Guidance
Macro outlook
•bp expects oil prices to remain elevated in the third quarter due to ongoing disruption to Russian supply, reduced levels of spare capacity and with inventory levels significantly below the five year average.
•bp expects gas prices to remain elevated and volatile during the third quarter due to a lack of supply to Europe with the outlook heavily dependent on Russian pipeline flows or other supply disruptions.
•In the third quarter of 2022, bp expects industry refining margins to remain elevated due to ongoing supply disruptions.
3Q22 guidance
•Looking ahead, we expect third-quarter 2022 upstream* production on a reported basis to be broadly flat compared with the second-quarter 2022, with improved base performance offset by planned maintenance activity in high margin regions.
•In our customers & products business, there remains an elevated level of uncertainty due to the ongoing impacts of the conflict in Ukraine and consumer demand changes driven by inflationary pressures. We expect high base oil prices to persist in Castrol. In refining, we expect margins to remain high, the benefits of which will be partially offset by a continued high level of turnaround activity and elevated energy prices.
2022 Guidance
In addition to the guidance on page 4:
•We continue to expect reported upstream production to be broadly flat compared with 2021 despite the absence of production from our Russia incorporated joint ventures. On an underlying basis, we expect upstream production to be slightly higher.
•bp continues to expect the other businesses & corporate underlying annual charge to be in a range of $1.2-1.4 billion for 2022. The charge may vary from quarter to quarter.
•bp continues to expect the depreciation, depletion and amortization to be at a similar level to 2021.
•The underlying ETR* for 2022 is now expected to be around 35% but is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group’s profits and losses. The reduction from prior guidance of around 40% reflects changes in the geographical mix of the group's profits and losses and additional recognition of deferred tax assets, partly offset by the impact of the new levy on UK oil and gas profits.
•bp continues to expect capital expenditure to be in a range of $14-15 billion for 2022.
•bp continues to expect divestment and other proceeds for the year of $2-3 billion. Against a target of $25 billion of divestment and other proceeds between the second half of 2020 and 2025 bp has now received almost $14.7 billion of proceeds.
•bp continues to expect Gulf of Mexico oil spill payments for the year to be around $1.4 billion pre-tax including the $1.2 billion pre-tax paid during the second quarter.
•For 2022, and subject to maintaining a strong investment grade credit rating, bp remains committed to using 60% of surplus cash flow* for share buybacks and intends to allocate the remaining 40% to further strengthen the balance sheet.
•On average, based on bp’s current forecasts, at around $60 per barrel Brent and subject to the board’s discretion each quarter, bp continues to expect to be able to deliver share buybacks of around $4.0 billion per annum and have capacity for an annual increase in the dividend per ordinary share of around 4% through 2025.
•In setting the dividend per ordinary share and the buyback each quarter, the board will take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point* and the maintenance of a strong investment grade credit rating.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 42.

gas & low carbon energy
Financial results
•Sales and other operating revenues for the second quarter and half year were $13.2 billion and $21.4 billion respectively, compared with $5.7 billion and $13.7 billion for the corresponding periods in 2021. For the second quarter and half year, revenues were higher mainly due to higher realizations, higher gas marketing and trading revenues and higher volumes.
•The replacement cost profit before interest and tax for the second quarter and half year was $2,737 million and $1,213 million respectively, compared with $927 million and $4,357 million for the same periods in 2021. The second quarter and half year include an adverse impact of net adjusting items* of $343 million and $5,462 million respectively, compared with an adverse impact of net adjusting items of $313 million and a favourable impact of $847 million for the same periods in 2021.
•After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the second quarter and half year was $3,080 million and $6,675 million respectively, compared with $1,240 million and $3,510 million for the same periods in 2021. Adjusting items include adverse fair value accounting effects* of $74 million for the quarter and $5,089 million for the half year, primarily arising from the increase in forward gas prices during the first quarter.
•The underlying replacement cost profit for the second quarter, compared with the same period in 2021, reflects higher realizations and higher production. Gas marketing and trading delivered an average result in the second quarter. The result includes management’s best estimate of the impact of the recent outage at Freeport LNG leading to a significant reduction in the number of cargoes expected to be received. For the half year the result reflects higher realizations and higher production partially offset by a higher depreciation, depletion and amortization charge and a lower gas marketing and trading result.
Operational update
•Reported production for the quarter was 924mboe/d, 5.5% higher than the same period in 2021. Underlying production* was 7.5% higher, mainly due to major project* start-ups in 2021, partly offset by base decline.
•Reported production for the half year was 944mboe/d, 5.9% higher than the same period in 2021 due to major project start-ups in 2021, partly offset by base decline and the partial divestment in Oman in the first quarter of 2021. Underlying production for the half year was 9.2% higher.
•Renewables pipeline* at the end of the quarter was 25.8GW (bp net). The renewables pipeline increased by 2.7GW during the half year, primarily as a result of bp and its partner EnBW being awarded a lease option off the east coast of Scotland to develop an offshore wind project with a total generating capacity of around 2.9GW (1.45GW bp net) in the first quarter, and additions to the Lightsource bp pipeline.
Strategic progress
gas
•On 11 July Harbour Energy announced drilling completion of the Timpan-1 exploration well located 150 kilometres offshore Indonesia. The successful well was drilled on the Andaman II licence offshore North Sumatra, Indonesia. The partners in the licence are Premier Oil Andaman Ltd, a Harbour Energy Co. (40%, operator), bp (30%) and Mubadala (30%).
•On 27 June bp was awarded a new exploration block, offshore Egypt. The King Mariout Offshore area, with 100% bp working interest, is located approximately 20 kilometres west of the Raven field in the Mediterranean Sea.
•On 20 June bp signed 30-year Agung I and Agung II production-sharing contracts* with the government of Indonesia.
•These events build on the progress announced in our first-quarter results, which comprised the following: bp increased its shareholding in the Shah Deniz gas project in the Caspian Sea, offshore Azerbaijan, by 1.16% to 29.99%; construction started on the Gas Natural Acu (GNA) 2 power plant at the Port of Acu, Rio de Janeiro state, Brazil, which is expected to have an installed capacity of 1.7GW; bp and the Korea Gas Corporation (KOGAS) signed a long-term agreement to supply 1.58 million tonnes of liquified natural gas (LNG) per year from 2025 to KOGAS through a new 18-year contract.
low carbon energy
•On 15 June bp announced it has agreed to acquire a 40.5% equity stake in, and to become operator of the Asian Renewable Energy Hub (AREH) in the Pilbara region of Western Australia, which has the potential to be one of the largest renewables and green hydrogen* hubs in the world. The other partners are InterContinental Energy (26.4%), CWP Global (17.8%) and Macquarie Capital and Macquarie's Green Investment Group (15.3%).
•On 24 May bp announced that Abu Dhabi’s ADNOC would join bp’s blue hydrogen* project H2Teesside, Masdar signed a memorandum of understanding to acquire a stake in bp’s proposed HyGreen Teesside green hydrogen project, and that bp and ADNOC would commence a study for a new world-scale blue hydrogen project in Abu Dhabi.
•On 12 May bp submitted bids for two individual offshore wind leases in the Netherlands – Hollandse Kust West sites VI and VII – with potential for combined 1.4GW generating capacity. The bids underpin plans for further integrated clean energy investments by bp in the Netherlands, and propose creating innovative solutions to enhance the Dutch North Sea ecosystem.
•These events build on the progress announced in our first-quarter results, which included the following: bp announced it is partnering with Marubeni to explore a selected offshore wind development opportunity in Japan. bp will acquire a 49% interest in a project to jointly bid in the Ishikari licence round; bp and partner HyCC announced plans to develop H2-Fifty, a 250MW green hydrogen production plant in the port area of Rotterdam; bp submitted bids for our H2Teesside hydrogen project and Net Zero Teesside Power project as part of the UK government’s Phase 2 of cluster sequencing for carbon capture, usage and storage (CCUS) deployment.

gas & low carbon energy (continued)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Sales and other operating revenues(a)	13,243	5,739	21,409	13,741
Profit (loss) before interest and tax	2,728	931	1,229	4,383
Inventory holding (gains) losses*	9	(4)	(16)	(26)
RC profit (loss) before interest and tax	2,737	927	1,213	4,357
Net (favourable) adverse impact of adjusting items	343	313	5,462	(847)
Underlying RC profit before interest and tax	3,080	1,240	6,675	3,510
Taxation on an underlying RC basis	(717)	(244)	(1,726)	(779)
Underlying RC profit before interest	2,363	996	4,949	2,731
(a)Includes sales to other segments.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,203	1,115	2,458	1,969

Exploration write-offs
Exploration write-offs	—	21	(2)	27

Adjusted EBITDA*(b)
Total adjusted EBITDA	4,283	2,376	9,131	5,506

Capital expenditure*
gas	681	705	1,323	1,516
low carbon energy(c)	142	42	361	1,116
Total capital expenditure	823	747	1,684	2,632
(b)A reconciliation to RC profit before interest and tax is provided on page 33.
(c)First half 2021 includes $712 million in respect of the remaining payment to Equinor for our investment in our strategic US offshore wind partnership and $326 million as a lease option fee deposit paid to The Crown Estate in connection with our participation in the UK Round 4 Offshore Wind Leasing together with our partner EnBW.

	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
Production (net of royalties)(d)
Liquids* (mb/d)	112	109	116	111
Natural gas (mmcf/d)	4,709	4,440	4,803	4,531
Total hydrocarbons* (mboe/d)	924	875	944	892
Of which equity-accounted entities:
Liquids (mb/d)	2	3	3	3
Natural gas (mmcf/d)	—	—	—	—
Total hydrocarbons (mboe/d)	2	3	3	3

Average realizations*(e)
Liquids ($/bbl)	105.50	61.69	95.40	58.61
Natural gas ($/mcf)	8.42	4.14	8.15	4.04
Total hydrocarbons* ($/boe)	55.79	28.97	53.31	27.89
(d)Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
(e)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

gas & low carbon energy (continued)

	30 June 2022	30 June 2021

low carbon energy(f)

Renewables (bp net, GW)
Installed renewables capacity*	2.0	1.6

Developed renewables to FID*	4.4	3.7
Renewables pipeline	25.8	21.2
of which by geographical area:
Renewables pipeline – Americas	16.9	15.3
Renewables pipeline – Asia Pacific	1.4	0.8
Renewables pipeline – Europe	7.2	5.1
Renewables pipeline – Other	0.2	—
of which by technology:
Renewables pipeline – offshore wind	5.2	3.7
Renewables pipeline – solar	20.6	17.5
Total Developed renewables to FID and Renewables pipeline	30.1	24.9
(f)Because of rounding, some totals may not agree exactly with the sum of their component parts.

oil production & operations
Financial results
•Sales and other operating revenues for the second quarter and half year were $9.5 billion and $17.7 billion respectively, compared with $5.6 billion and $10.8 billion for the corresponding periods in 2021. For the second quarter and half year, revenues were higher mainly due to higher realizations and higher volumes.
•The replacement cost profit before interest and tax for the second quarter and half year was $7,237 million and $11,068 million respectively, compared with $3,118 million and $4,597 million for the same periods in 2021. The second quarter and half year include a favourable impact of net adjusting items* of $1,335 million and $483 million respectively, which includes a favourable impact of $904 million from Aker BP's acquisition of Lundin Energy's exploration and production business, compared with a favourable impact of net adjusting items of $876 million and $790 million for the same periods in 2021.
•After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the second quarter and half year was $5,902 million and $10,585 million respectively, compared with $2,242 million and $3,807 million for the same periods in 2021.
•The underlying replacement cost profit for the second quarter and half year, compared with the same periods in 2021, reflects higher realizations and higher production.
Operational update
•Reported production for the quarter was 1,274mboe/d, 2.3% higher than the second quarter of 2021. Underlying production* for the quarter was 5.5% higher compared with the second quarter of 2021 reflecting bpx energy performance, major projects* and lower seasonal maintenance partly offset by base performance.
•Reported production for the half year was 1,280mboe/d, broadly flat compared with the same period of 2021. Underlying production for the half year was 2.8% higher compared with the same period of 2021 reflecting bpx energy performance, and major projects partly offset by base performance.
Strategic progress
•On 13 June bp announced that it has agreed to sell its 50% interest in the Sunrise oil sands project in Alberta, Canada, to Calgary-based Cenovus Energy. As part of the deal, bp has agreed to acquire Cenovus’s interest in the Bay du Nord project in Eastern Canada, adding to its sizeable acreage position offshore Newfoundland and Labrador. Subject to regulatory approvals the transaction is expected to complete in 2022.
•On 30 June Aker BP completed the acquisition of Lundin Energy’s exploration and production business. The combined firm, in which bp now owns a 15.9% stake, is the second-largest operating company on the Norwegian continental shelf.
•On 11 July our partner Petrobras announced a successful Drill Stem Test at the Cabo Frio discovery in the Campos Basin offshore Brazil, evaluating a thick interval of pre-salt carbonate rocks and confirming good productivity (bp 50%, Petrobras operator 50%).
•The hook-up and commissioning programme of the Mad Dog Phase 2 Argos platform topsides is proceeding to plan, with a successful wells campaign nearing completion. An issue with two of the subsea production flexible joints was detected during testing. This is being assessed and an update on whether the expected project start-up in 2022 is impacted will be provided in due course, as appropriate (bp operator 60.5%, Woodside Energy 23.9%, Chevron 15.6%).
•On 1 August bp and Eni completed the formation of Azule Energy, an independent incorporated 50:50 joint venture between bp and Eni, that combines the two companies’ Angolan businesses.
•These events build on the progress announced in our first-quarter results, which included the start-up of the Herschel Expansion major project* in the deepwater Gulf of Mexico. Phase 1 of the project comprises development of a new subsea production system and the first of up to three wells tied to the Na Kika platform.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Sales and other operating revenues(a)	9,504	5,597	17,662	10,752
Profit before interest and tax	7,230	3,112	11,062	4,606
Inventory holding (gains) losses*	7	6	6	(9)
RC profit before interest and tax	7,237	3,118	11,068	4,597
Net (favourable) adverse impact of adjusting items	(1,335)	(876)	(483)	(790)
Underlying RC profit before interest and tax	5,902	2,242	10,585	3,807
Taxation on an underlying RC basis	(2,295)	(939)	(4,207)	(1,668)
Underlying RC profit before interest	3,607	1,303	6,378	2,139
(a)Includes sales to other segments.

oil production & operations (continued)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,371	1,559	2,800	3,133

Exploration write-offs
Exploration write-offs	79	8	130	64

Adjusted EBITDA*(b)
Total adjusted EBITDA	7,352	3,809	13,515	7,004

Capital expenditure*
Total capital expenditure	1,208	1,148	2,462	2,467
(b)A reconciliation to RC profit before interest and tax is provided on page 33.

	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
Production (net of royalties)(c)
Liquids* (mb/d)	935	938	941	967
Natural gas (mmcf/d)	1,964	1,786	1,964	1,798
Total hydrocarbons* (mboe/d)	1,274	1,245	1,280	1,277
Of which equity-accounted entities:
Liquids (mb/d)	110	140	122	140
Natural gas (mmcf/d)	417	462	436	465
Total hydrocarbons (mboe/d)	182	220	198	221

Average realizations*(d)
Liquids ($/bbl)	100.34	60.55	92.00	56.69
Natural gas ($/mcf)	7.97	3.90	8.67	4.00
Total hydrocarbons ($/boe)	87.46	52.47	82.12	49.61
(c)Includes bp’s share of production of equity-accounted entities in the oil production & operations segment. Includes bp's share of production of Russia joint ventures.
(d)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

customers & products
Financial results
•Sales and other operating revenues for the second quarter and half year were $55.6 billion and $97.7 billion respectively, compared with $31.2 billion and $58.3 billion for the corresponding periods in 2021. The increase in the second quarter and half year was mainly due to higher oil and product prices and higher volumes due to demand recovery as COVID-19 restrictions eased in 2022.
•The replacement cost profit before interest and tax for the second quarter and half year was $3,531 million and $5,512 million respectively, compared with $640 million and $1,574 million for the same periods in 2021. The second quarter and half year included an adverse impact of net adjusting items* of $475 million and $650 million respectively, compared with an adverse impact of net adjusting items of $187 million and a favourable impact of $91 million for the same periods in 2021.
•After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the second quarter and half year was $4,006 million and $6,162 million respectively, compared with $827 million and $1,483 million for the same periods in 2021.
•The customers & products results for the second quarter and half year reflect the benefit of significantly higher refining margins and an exceptional oil trading contribution.
•customers – the convenience and mobility results, excluding Castrol, for the quarter and half year were lower than the same periods in 2021. The benefits of a robust convenience performance and higher aviation volumes were more than offset by a challenging macro environment, with rising crude prices and inflation impacting margins, costs and customer purchasing behaviour. In addition, the results were impacted by adverse foreign exchange movements.
Castrol results for the quarter and half year were lower than the same periods in 2021. Base oil prices continued to increase, and COVID lockdowns in China, along with rising inflation, impacted results.
•products – the products results for the quarter and half year were higher compared to the same periods in 2021. In refining, the result benefited from the capture of significantly higher margins, partially offset by increased energy costs and higher turnaround and maintenance activity. In addition, the contribution from oil trading was exceptional.
Operational update
•Utilization for the second quarter and half year was higher than the same periods in 2021 despite higher planned maintenance, mainly due to lower COVID related demand impacts. bp-operated refining availability* for the second quarter and half year was 93.9% and 94.4% respectively, higher compared with 93.5% and 94.1% for the same periods in 2021.
Strategic progress
•In July, bp and Iberdrola announced their intent to form a strategic collaboration to accelerate electric vehicle (EV) charging infrastructure roll-out and green hydrogen* production. This includes plans to install 5,000 fast(a) EV charge points by 2025 and up to a total of 11,000 by 2030 in Spain and Portugal, and to develop large-scale integrated green hydrogen production hubs in Spain, Portugal and the UK, aiming for up to 600ktpa production capacity by 2030.
•In June, bp signed a contract with Shenzhen Huize New Energy Co. Ltd to operate China’s largest fast(a) EV charging hub, in Shenzhen, offering charging options for consumers, fleets and heavy-duty truck users.
•In July, bp has signed a new supply contract and brand partnership with Julius Stiglechner GmbH, in Austria, to establish the bp brand in the majority of the 160 Stiglechner filling station network by the end of 2023. In addition, bp and Stiglechner will explore further opportunities in EV charging and convenience in Austria.
•In June, Castrol, which has expertise in coolants, signed a memorandum of understanding with Submer, liquid cooling specialists, to accelerate the adoption of liquid immersion coolants for data centres. Castrol and Submer will also explore solutions for the recovery and reuse of waste heat produced in data centres.
•In July, bp and leading gas and engineering company BOC, a Linde company, announced a new agreement to build a hydrogen refuelling station at the bp truckstop in Queensland. It will be the first service station in Australia with hydrogen refuelling capability.
•These events build on the progress announced in our first-quarter results: completed the sale of our retail assets in Switzerland to Oel Pool AG; launched our strategic partnership with Volkswagen Group to roll-out an EV fast(a) charging network in UK and Europe; announced a ten year plan to invest £1 billion to support the roll-out EV charging infrastructure across the UK; signed a global convenience partnership with Uber and announced the pilot of checkout-free technology in the US; signed a 10-year strategic agreement with Nuseed, with plans to accelerate market adoption of Nuseed Carinata; bp’s Lingen refinery became Germany’s first production facility to use co-processing on an industrial scale to produce sustainable aviation fuel (SAF); acquired a stake in Green Biofuels Ltd, the UK’s largest provider of low emission hydrogenated vegetable oil fuels; Air bp signed a strategic collaboration agreement with DHL Express and a SAF supply contract with Rolls-Royce; Castrol signed a strategic cooperation agreement with BYD for the supply of the Castrol ON range of EV fluids and a new commercial agreement with Tesco to stock a range of Castrol products; BP Midstream Partners LP became a wholly-owned subsidiary of bp in April; SAPREF shareholders (bp and Shell), announced the pause of refinery operations in South Africa for an indefinite period from the end of March 2022; in April, the New Zealand Whangarei refinery, in which bp holds a share, converted to an import-only terminal.

(a)“fast charging” includes rapid charging ≥50kW and ultra-fast charging ≥150kW.

customers & products (continued)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Sales and other operating revenues(a)	55,557	31,160	97,720	58,267
Profit before interest and tax	5,693	1,527	11,149	4,066
Inventory holding (gains) losses*	(2,162)	(887)	(5,637)	(2,492)
RC profit before interest and tax	3,531	640	5,512	1,574
Net (favourable) adverse impact of adjusting items*	475	187	650	(91)
Underlying RC profit before interest and tax*	4,006	827	6,162	1,483
Of which:(b)
customers – convenience & mobility	679	951	1,201	1,609
Castrol – included in customers	223	265	479	599
products – refining & trading	3,327	(124)	4,961	(126)
Taxation on an underlying RC basis	(783)	(123)	(1,183)	(256)
Underlying RC profit before interest	3,223	704	4,979	1,227
(a)Includes sales to other segments.
(b)A reconciliation to RC profit before interest and tax by business is provided on page 33.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Adjusted EBITDA*(c)
customers – convenience & mobility	994	1,280	1,842	2,262
Castrol – included in customers	261	304	556	677
products – refining & trading	3,727	301	5,752	720
	4,721	1,581	7,594	2,982

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	715	754	1,432	1,499

Capital expenditure*
customers – convenience & mobility	334	255	681	571
Castrol – included in customers	43	42	95	83
products – refining & trading	341	264	709	480
Total capital expenditure	675	519	1,390	1,051
(c)A reconciliation to RC profit before interest and tax by business is provided on page 33.

Retail(d)	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
bp retail sites* – total (#)	20,600	20,300	20,600	20,300
bp retail sites in growth markets*	2,650	2,700	2,650	2,700
Strategic convenience sites*	2,200	2,000	2,200	2,000
(d)Reported to the nearest 50.

Marketing sales of refined products (mb/d)	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
US	1,163	1,131	1,138	1,074
Europe	1,032	838	958	772
Rest of World	439	469	455	455
	2,634	2,438	2,551	2,301
Trading/supply sales of refined products	369	415	361	376
Total sales volume of refined products	3,003	2,853	2,912	2,677

customers & products (continued)

Refining marker margin*(e)	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
bp average refining marker margin (RMM) ($/bbl)	45.5	13.7	32.2	11.2
(e)The RMM in the quarter is calculated based on bp’s current refinery portfolio. On a comparative basis, the second quarter and half year 2021 RMM would be $14.2/bbl and $11.6/bbl respectively.

Refinery throughputs (mb/d)	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
US	637	692	698	709
Europe	841	763	824	755
Rest of World	2	52	43	90
Total refinery throughputs	1,480	1,507	1,565	1,554
bp-operated refining availability* (%)	93.9	93.5	94.4	94.1

other businesses & corporate
Other businesses & corporate comprises innovation & engineering, bp ventures, Launchpad, regions, cities & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill. From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of Preparation - Investment in Rosneft.
Financial results
•The replacement cost loss before interest and tax for the second quarter and half year was $1,028 million and $25,747 million respectively, compared with a profit of $218 million and a loss of $97 million for the same periods in 2021. The second quarter and half year included an adverse impact of net adjusting items* of $827 million and $25,287 million respectively, compared with an adverse impact of net adjusting items of $166 million and $674 million for the same periods in 2021. The adjusting items for the half year of 2022 mainly relate to Rosneft.
•Fair value accounting effects* for the second quarter and half year had an adverse impact of $686 million and $1,111 million respectively, compared with a favourable impact of $73 million and an adverse impact of $374 million for the same periods in 2021.
•After excluding adjusting items, the underlying replacement cost loss before interest and tax* for the second quarter and half year was $201 million and $460 million respectively, compared with a profit of $384 million and $577 million for the same periods in 2021.
•For other businesses & corporate excluding Rosneft, after excluding adjusting items, the underlying replacement cost loss before interest and tax for the second quarter and half year was $201 million and $460 million respectively, compared with $305 million and $475 million for the same periods in 2021, reflecting mainly foreign exchange impacts.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Profit (loss) before interest and tax	(1,028)	286	(25,747)	59
Inventory holding (gains) losses*	—	(68)	—	(156)
RC profit (loss) before interest and tax	(1,028)	218	(25,747)	(97)
Net (favourable) adverse impact of adjusting items(a)	827	166	25,287	674
Underlying RC profit (loss) before interest and tax	(201)	384	(460)	577
Taxation on an underlying RC basis	167	33	190	52
Underlying RC profit (loss) before interest	(34)	417	(270)	629
(a)Includes fair value accounting effects relating to the hybrid bonds that were issued on 17 June 2020. See page 38 for more information.

other businesses & corporate (excluding Rosneft)
Strategic progress

•On 5 July, bp and Thyssenkrupp Steel signed a memorandum of understanding (MoU) focused on the development of long-term supply of low carbon hydrogen and renewable power to support decarbonization of steel.
•This event builds on the progress announced in our first-quarter results, which comprised the following: bp and AENA signed an agreement to work on the decarbonization of the energy and mobility system of the airports operated by AENA, starting with Valencia airport; the Australian Federal Government announced that bp’s Kwinana Integrated Clean Energy Hub project in Perth, Western Australia had been awarded up to A$70 million (US$52 million) of grant funding.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Profit (loss) before interest and tax	(1,028)	(425)	(1,714)	(1,103)
Inventory holding (gains) losses*	—	—	—	—
RC profit (loss) before interest and tax	(1,028)	(425)	(1,714)	(1,103)
Net (favourable) adverse impact of adjusting items	827	120	1,254	628
Underlying RC profit (loss) before interest and tax	(201)	(305)	(460)	(475)
Taxation on an underlying RC basis	167	101	190	155
Underlying RC profit (loss) before interest	(34)	(204)	(270)	(320)

other businesses & corporate (Rosneft)

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Profit (loss) before interest and tax	—	711	(24,033)	1,162
Inventory holding (gains) losses*	—	(68)	—	(156)
RC profit (loss) before interest and tax	—	643	(24,033)	1,006
Net (favourable) adverse impact of adjusting items	—	46	24,033	46
Underlying RC profit (loss) before interest and tax	—	689	—	1,052
Taxation on an underlying RC basis	—	(68)	—	(103)
Underlying RC profit (loss) before interest	—	621	—	949

Financial statements
Group income statement

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021

Sales and other operating revenues (Note 5)	67,866	36,467	117,124	71,011
Earnings from joint ventures – after interest and tax	62	(57)	441	103
Earnings from associates – after interest and tax	127	856	998	1,457
Interest and other income	142	82	336	164
Gains on sale of businesses and fixed assets	1,309	250	1,827	1,355
Total revenues and other income	69,506	37,598	120,726	74,090
Purchases	39,141	21,241	66,949	36,897
Production and manufacturing expenses	7,601	6,562	14,576	13,420
Production and similar taxes	624	295	1,129	548
Depreciation, depletion and amortization (Note 6)	3,512	3,631	7,137	6,998
Net impairment and losses on sale of businesses and fixed assets (Note 3)	445	(2,937)	26,476	(2,564)
Exploration expense	128	107	220	206
Distribution and administration expenses	3,453	2,874	6,533	5,489
Profit (loss) before interest and taxation	14,602	5,825	(2,294)	13,096
Finance costs	556	682	1,220	1,405
Net finance (income) expense relating to pensions and other post-retirement benefits	(17)	5	(37)	11
Profit (loss) before taxation	14,063	5,138	(3,477)	11,680
Taxation	4,527	1,784	7,057	3,426
Profit (loss) for the period	9,536	3,354	(10,534)	8,254
Attributable to
bp shareholders	9,257	3,116	(11,127)	7,783
Non-controlling interests	279	238	593	471
	9,536	3,354	(10,534)	8,254

Earnings per share (Note 7)
Profit (loss) for the period attributable to BP shareholders
Per ordinary share (cents)
Basic	47.74	15.37	(57.21)	38.36
Diluted	47.18	15.30	(57.21)	38.16
Per ADS (dollars)
Basic	2.86	0.92	(3.43)	2.30
Diluted	2.83	0.92	(3.43)	2.29

Condensed group statement of comprehensive income

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021

Profit (loss) for the period	9,536	3,354	(10,534)	8,254
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	(2,454)	902	(4,203)	297
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	—	—	10,791	—
Cash flow hedges and costs of hedging	99	(207)	321	(269)
Share of items relating to equity-accounted entities, net of tax	59	(68)	144	(57)
Income tax relating to items that may be reclassified	(70)	8	(172)	9
	(2,366)	635	6,881	(20)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset(c)	(392)	590	1,736	2,616
Cash flow hedges that will subsequently be transferred to the balance sheet	(3)	1	(4)	3
Income tax relating to items that will not be reclassified	179	(165)	(489)	(753)
	(216)	426	1,243	1,866
Other comprehensive income	(2,582)	1,061	8,124	1,846
Total comprehensive income	6,954	4,415	(2,410)	10,100
Attributable to
bp shareholders	6,742	4,183	(2,936)	9,643
Non-controlling interests	212	232	526	457
	6,954	4,415	(2,410)	10,100

(a)Second quarter 2022 is principally affected by movements in the Pound Sterling against the US dollar. Comparative periods are principally affected by movements in the Russian rouble against the US dollar. Both currency movements contribute towards the first half 2022 movement.
(b)See Note 1 Basis of preparation - Investment in Rosneft.
(c)See Note 1 Basis of preparation - Pensions and other post-retirement benefits for further information.

Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity(a)	Hybrid bonds	Other interest	equity
At 1 January 2022	75,463	13,041	1,935	90,439

Total comprehensive income	(2,936)	254	272	(2,410)
Dividends	(2,130)	—	(128)	(2,258)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	—	—	(1)
Issue of ordinary share capital(b)	820	—	—	820
Repurchase of ordinary share capital	(4,490)	—	—	(4,490)
Share-based payments, net of tax	380	—	—	380
Issue of perpetual hybrid bonds	(2)	130	—	128
Payments on perpetual hybrid bonds	15	(394)	—	(379)
Transactions involving non-controlling interests, net of tax	(510)	—	(156)	(666)
At 30 June 2022	66,609	13,031	1,923	81,563

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2021	71,250	12,076	2,242	85,568

Total comprehensive income	9,643	249	208	10,100
Dividends	(2,134)	—	(158)	(2,292)
Cash flow hedges transferred to the balance sheet, net of tax	(6)	—	—	(6)
Repurchase of ordinary share capital	(500)	—	—	(500)
Share-based payments, net of tax	188	—	—	188
Share of equity-accounted entities’ changes in equity, net of tax	(3)	—	—	(3)
Payments on perpetual hybrid bonds	(7)	(376)	—	(383)
Transactions involving non-controlling interests, net of tax	366	—	194	560
At 30 June 2021	78,797	11,949	2,486	93,232

(a) In 2022 $9.2 billion of the opening foreign currency translation reserve has been moved to profit and loss account reserve as a result of bp's decision to exit its shareholding in Rosneft and its other businesses with Rosneft in Russia. For more information see Note 1.
(b) Relates to ordinary shares issued as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP.

Group balance sheet

	30 June	31 December
$ million	2022	2021
Non-current assets
Property, plant and equipment	107,151	112,902
Goodwill	11,462	12,373
Intangible assets	6,433	6,451
Investments in joint ventures	9,290	9,982
Investments in associates(a)	8,042	21,001
Other investments	2,682	2,544
Fixed assets	145,060	165,253
Loans	1,097	922
Trade and other receivables	1,155	2,693
Derivative financial instruments	8,379	7,006
Prepayments	525	479
Deferred tax assets	4,965	6,410
Defined benefit pension plan surpluses	11,152	11,919
	172,333	194,682
Current assets
Loans	282	355
Inventories	34,257	23,711
Trade and other receivables	39,114	27,139
Derivative financial instruments	10,180	5,744
Prepayments	2,581	2,486
Current tax receivable	290	542
Other investments	130	280
Cash and cash equivalents	33,108	30,681
	119,942	90,938
Assets classified as held for sale (Note 2)	6,858	1,652
	126,800	92,590
Total assets	299,133	287,272
Current liabilities
Trade and other payables	64,015	52,611
Derivative financial instruments	19,309	7,565
Accruals	5,427	5,638
Lease liabilities	1,735	1,747
Finance debt	6,479	5,557
Current tax payable	3,817	1,554
Provisions	6,154	5,256
	106,936	79,928
Liabilities directly associated with assets classified as held for sale (Note 2)	2,571	359
	109,507	80,287
Non-current liabilities
Other payables	9,124	10,567
Derivative financial instruments	12,918	6,356
Accruals	896	968
Lease liabilities	6,321	6,864
Finance debt	46,387	55,619
Deferred tax liabilities	8,360	8,780
Provisions	18,229	19,572
Defined benefit pension plan and other post-retirement benefit plan deficits	5,828	7,820
	108,063	116,546
Total liabilities	217,570	196,833
Net assets	81,563	90,439
Equity
BP shareholders’ equity	66,609	75,463
Non-controlling interests	14,954	14,976
Total equity	81,563	90,439
(a)See Note 1 Basis of preparation - Investment in Rosneft.

Condensed group cash flow statement

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Operating activities
Profit (loss) before taxation	14,063	5,138	(3,477)	11,680
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	3,591	3,659	7,265	7,087
Net impairment and (gain) loss on sale of businesses and fixed assets	(864)	(3,187)	24,649	(3,919)
Earnings from equity-accounted entities, less dividends received	72	(539)	(1,021)	(1,172)
Net charge for interest and other finance expense, less net interest paid	(46)	300	138	329
Share-based payments	208	228	378	182
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(36)	(371)	(182)	(391)
Net charge for provisions, less payments	796	1,172	1,280	2,074
Movements in inventories and other current and non-current assets and liabilities	(4,416)	26	(6,187)	(2,767)
Income taxes paid	(2,505)	(1,015)	(3,770)	(1,583)
Net cash provided by operating activities	10,863	5,411	19,073	11,520
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(2,666)	(2,435)	(5,268)	(5,468)
Acquisitions, net of cash acquired	3	—	(5)	(1)
Investment in joint ventures	(159)	(47)	(453)	(789)
Investment in associates	(16)	(32)	(41)	(54)
Total cash capital expenditure	(2,838)	(2,514)	(5,767)	(6,312)
Proceeds from disposal of fixed assets	202	93	670	644
Proceeds from disposal of businesses, net of cash disposed	111	122	660	3,735
Proceeds from loan repayments	16	67	45	128
Cash provided from investing activities	329	282	1,375	4,507
Net cash used in investing activities	(2,509)	(2,232)	(4,392)	(1,805)
Financing activities
Net issue (repurchase) of shares (Note 7)	(2,288)	(500)	(3,880)	(500)
Lease liability payments	(472)	(514)	(970)	(1,074)
Proceeds from long-term financing	—	1,985	2,002	3,941
Repayments of long-term financing	(4,573)	(67)	(5,465)	(7,096)
Net increase (decrease) in short-term debt	(688)	(33)	(964)	189
Issue of perpetual hybrid bonds	62	—	128	—
Payments relating to perpetual hybrid bonds	(161)	(328)	(309)	(383)
Payments relating to transactions involving non-controlling interests (Other interest)	(1)	—	(6)	—
Receipts relating to transactions involving non-controlling interests (Other interest)	—	3	7	671
Dividends paid - BP shareholders	(1,062)	(1,062)	(2,130)	(2,126)
- non-controlling interests	(63)	(107)	(128)	(158)
Net cash provided by (used in) financing activities	(9,246)	(623)	(11,715)	(6,536)
Currency translation differences relating to cash and cash equivalents	(414)	24	(539)	(34)
Increase (decrease) in cash and cash equivalents	(1,306)	2,580	2,427	3,145
Cash and cash equivalents at beginning of period	34,414	31,676	30,681	31,111
Cash and cash equivalents at end of period	33,108	34,256	33,108	34,256

Notes
Note 1. Basis of preparation
The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2021 included in BP Annual Report and Form 20-F 2021.
The directors consider it appropriate to adopt the going concern basis of accounting in preparing these interim financial statements.
bp prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.
The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2022 which are the same as those used in preparing BP Annual Report and Form 20-F 2021. There are no new or amended standards or interpretations adopted from 1 January 2022 onwards that have a significant impact on the financial information.
Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2021. These have been subsequently considered at the end of each quarter to determine if any changes were required to those judgements and estimates.
Pensions and other post-retirement benefits
The group's defined benefit plans are reviewed quarterly to determine any changes to the fair value of the plan assets or present value of the defined benefit obligations. As a result of the review during the second quarter of 2022, the group's total net defined benefit plan surplus as at 30 June 2022 is $5.3 billion, compared to a surplus of $4.1 billion at 31 December 2021. The movement for the six months principally reflects net actuarial gains reported in other comprehensive income arising from increases in the UK, US and Eurozone discount rates and decreases in certain long-term inflation rates partly offset by negative asset performance. The current environment is likely to continue to affect the values of the plan assets and obligations resulting in potential volatility in the amount of the net defined benefit pension plan surplus/deficit recognized.
Investment in Rosneft
On 27 February 2022, bp announced it will exit its shareholding in Rosneft and bp's two nominated Rosneft directors both stepped down from Rosneft's board. As a result, the significant judgement on significant influence over Rosneft was reassessed and a new significant estimate was identified for the fair value of bp's equity investment in Rosneft. From that date, bp accounts for its interest in Rosneft as a financial asset measured at fair value within ‘Other investments’. Russia has implemented a number of counter-sanctions including restrictions on the divestment from Russian assets by foreign investors. Further, bp is not able to sell its Rosneft shares on the Moscow Stock Exchange and is unable to ascribe probabilities to possible outcomes of any exit process. As a result, it is considered that any measure of fair value, other than nil, would be subject to such high measurement uncertainty that no estimate would provide useful information even if it were accompanied by a description of the estimate made in producing it and an explanation of the uncertainties that affect the estimate. Accordingly, it is not currently possible to estimate any carrying value other than zero when determining the measurement of the interest in Rosneft as at 30 June 2022.
At Rosneft's annual general meeting on 30 June 2022, shareholders approved a resolution to pay dividends of 23.63 roubles per ordinary share for the second half of 2021 (49 billion roubles bp share before withholding tax). Russia has imposed restrictions on the payment of dividends to certain foreign shareholders, requiring such dividends to be paid in roubles into a restricted bank account and a requirement for approval of the Russian government for transfers from such bank accounts out of Russia. It is not clear in what circumstances such approval would be given. Given the restrictions applicable to such accounts, management considers that the criteria for recognising dividend income from Rosneft in the second quarter have not been met.
As a result of bp's decision to exit its shareholding in Rosneft in the first quarter 2022, the group has ceased to report Rosneft as a separate segment in its financial reporting for 2022. Rosneft results up to 27 February 2022 are included within other businesses & corporate (OB&C), and 2021 comparatives have been restated to include the Rosneft segment as per the table below.
Note 1. Basis of preparation (continued)

	OB&C (as previously reported)	Rosneft (as previously reported)	OB&C restated	OB&C (as previously reported)	Rosneft (as previously reported)	OB&C restated
	Second	Second	Second	First	First	First
	quarter	quarter	quarter	half	half	half
$ million	2021	2021	2021	2021	2021	2021

Profit (loss) before interest and tax	(425)	711	286	(1,103)	1,162	59
Inventory holding (gains) losses*	—	(68)	(68)	—	(156)	(156)
RC profit (loss) before interest and tax	(425)	643	218	(1,103)	1,006	(97)
Net (favourable) adverse impact of adjusting items	120	46	166	628	46	674
Underlying RC profit (loss) before interest and tax	(305)	689	384	(475)	1,052	577
Taxation on an underlying RC basis	101	(68)	33	155	(103)	52
Underlying RC profit (loss) before interest	(204)	621	417	(320)	949	629
Since the first quarter 2022, bp has also determined that its other businesses with Rosneft within Russia, which are included in the oil production & operations segment also have a fair value of nil and are subject to similar sanctions and restrictions with respect to the receipt of dividends as described above. None of the other businesses with Rosneft within Russia declared a dividend in the second quarter 2022.
The total pre-tax charge in the first half of 2022 relating to bp’s investment in Rosneft and other businesses with Rosneft in Russia is $25,520 million.

Events after the reporting period
On 11 July 2022 the UK government introduced legislation which imposes a new levy on the profits of UK oil and gas companies. The new levy will increase the headline rate of tax from 40% to 65% on profits from bp’s North Sea business made from 26 May 2022 until 31 December 2025. The introduction of the levy will result in a one-off non-cash deferred tax charge of an estimated $0.8 billion to reflect the higher tax rate now applicable to existing temporary differences unwinding over the period 1 October 2022 to 31 December 2025. As the legislation was substantively enacted after 30 June 2022, this charge will be presented in the third quarter 2022.

Note 2. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 30 June 2022 is $6,858 million, with associated liabilities of $2,571 million.
On 12 June 2022, bp entered into an agreement to sell its 50% interest in the Sunrise oil sands project in Canada to Cenovus Energy Inc. for C$600 million (Canadian dollars) cash (subject to customary closing adjustments), up to C$600 million of contingent consideration expiring after two years and Cenovus’s 35% position in the undeveloped Bay du Nord project offshore Canada. Subject to customary regulatory approvals, the transaction is expected to close during the second half of 2022. Assets of $1,407 million and associated liabilities of $369 million have been classified as held for sale in the group balance sheet at 30 June 2022.
On 11 March 2022, bp and Eni signed an agreement to form Azule Energy, an independent incorporated 50:50 joint venture, through the combination of the two companies’ Angolan businesses. Assets of $5,451 million and associated liabilities of $2,202 million remained classified as held for sale in the group balance sheet at 30 June 2022. The transaction closed on 1 August 2022 and, from that date, bp will report an equity accounted investment in Azule Energy.
Transactions that were classified as held for sale during 2022, but completed during the second quarter, are described below.
On 21 December 2021, Aker BP, an equity-accounted associate of bp, announced the proposed acquisition of Lundin Energy’s exploration and production business for consideration in cash and new Aker BP shares. The acquisition was completed on 30 June 2022. Prior to completion, bp held a 27.9% interest in Aker BP and following the transaction, bp’s interest is now 15.9% of the combined company. This dilution of bp's interest is reported as a non-cash deemed disposal of a portion of bp's investment in Aker BP. $595 million of bp’s investment in Aker BP was classified as held for sale in the group balance sheet at 31 March 2022 and an accounting gain on deemed disposal of $904 million was recognized in the second quarter 2022.
As announced in August 2021, bp and PetroChina agreed to establish Basra Energy Company Limited (BECL) to own and manage the companies' interests in the Rumaila field in Iraq. The transaction closed on 1 June 2022 and bp now reports an equity accounted investment in BECL.

Note 3. Impairment and losses on sale of businesses and fixed assets(a)
Net impairment charges and losses on sale of businesses and fixed assets for the second quarter and half year were $445 million and $26,476 million respectively, compared with net reversals of $2,937 million and $2,564 million for the same periods in 2021 and include net impairment charges for the second quarter and half year of $402 million and $14,788 million respectively, compared with net reversals of $2,964 million and $2,744 million for the same periods in 2021.
gas & low carbon energy segment
In the gas & low carbon energy segment there was a net impairment charge of $265 million and $517 million for the second quarter and half year respectively, compared with net reversals of $1,270 million and $1,148 million for the same periods in 2021.
oil production & operations segment
In the oil production & operations segment there was a net impairment reversal of $245 million and charge of $379 million for the second quarter and half year respectively, compared with net reversals of $1,756 million and $1,657 million for the same periods in 2021.
Impairment charges for the first half 2022 included charges related to the decision to exit other businesses with Rosneft within Russia.
other businesses and corporate
In the other businesses and corporate segment there was a net impairment charge of $14 million and $13,493 million for the second quarter and half year respectively, compared with a net impairment charge of $56 million and $53 million for the same periods in 2021 and a loss on sale of businesses and fixed assets of $11,082 million.
The impairment charge and the loss on sale of businesses and fixed assets for the half year mainly relates to bp's investment in Rosneft - see Note 1.

(a)All disclosures are pre-tax.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
gas & low carbon energy	2,737	927	1,213	4,357
oil production & operations	7,237	3,118	11,068	4,597
customers & products	3,531	640	5,512	1,574
other businesses & corporate(a)	(1,028)	218	(25,747)	(97)
	12,477	4,903	(7,954)	10,431
Consolidation adjustment – UPII*	(21)	(31)	13	(18)
	12,456	4,872	(7,941)	10,413
Inventory holding gains (losses)*
gas & low carbon energy	(9)	4	16	26
oil production & operations	(7)	(6)	(6)	9
customers & products	2,162	887	5,637	2,492
other businesses & corporate(a)	—	68	—	156
Profit (loss) before interest and tax	14,602	5,825	(2,294)	13,096
Finance costs	556	682	1,220	1,405
Net finance expense/(income) relating to pensions and other post-retirement benefits	(17)	5	(37)	11
Profit (loss) before taxation	14,063	5,138	(3,477)	11,680

RC profit (loss) before interest and tax*
US	3,322	955	5,599	2,862
Non-US	9,134	3,917	(13,540)	7,551
	12,456	4,872	(7,941)	10,413

(a)From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Investment in Rosneft.

Note 5. Sales and other operating revenues

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
By segment
gas & low carbon energy	13,243	5,739	21,409	13,741
oil production & operations	9,504	5,597	17,662	10,752
customers & products	55,557	31,160	97,720	58,267
other businesses & corporate	516	381	968	817
	78,820	42,877	137,759	83,577

Less: sales and other operating revenues between segments
gas & low carbon energy	1,621	1,063	3,569	2,095
oil production & operations	8,753	4,928	15,789	9,783
customers & products	392	112	1,084	222
other businesses & corporate	188	307	193	466
	10,954	6,410	20,635	12,566

External sales and other operating revenues
gas & low carbon energy	11,622	4,676	17,840	11,646
oil production & operations	751	669	1,873	969
customers & products	55,165	31,048	96,636	58,045
other businesses & corporate	328	74	775	351
Total sales and other operating revenues	67,866	36,467	117,124	71,011

By geographical area
US	27,331	15,305	46,483	29,796
Non-US	54,331	29,700	97,128	56,583
	81,662	45,005	143,611	86,379
Less: sales and other operating revenues between areas	13,796	8,538	26,487	15,368
	67,866	36,467	117,124	71,011

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	2,034	1,291	4,178	2,625
Oil products	43,267	24,651	75,018	43,929
Natural gas, LNG and NGLs	8,944	4,273	19,624	8,454
Non-oil products and other revenues from contracts with customers	1,825	1,603	4,170	3,001
Revenue from contracts with customers	56,070	31,818	102,990	58,009
Other operating revenues(a)	11,796	4,649	14,134	13,002
Total sales and other operating revenues	67,866	36,467	117,124	71,011

(a)Principally relates to commodity derivative transactions.

Note 6. Depreciation, depletion and amortization

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,203	1,115	2,458	1,969
oil production & operations	1,371	1,559	2,800	3,133
customers & products	715	754	1,432	1,499
other businesses & corporate	223	203	447	397
	3,512	3,631	7,137	6,998
Total depreciation, depletion and amortization by geographical area
US	1,159	1,161	2,242	2,282
Non-US	2,353	2,470	4,895	4,716
	3,512	3,631	7,137	6,998

Note 7. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. As part of the share buyback programme announced on 27 April 2021, 443 million ordinary shares were repurchased for cancellation during the second quarter 2022 for a total cost of $2,288 million. This brings the total number of shares repurchased in the first half to 743 million for a total cost of $3,880 million. A further 133 million ordinary shares were repurchased in July for a total cost of $613 million. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.
165 million new ordinary shares were issued in April 2022 as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Results for the period
Profit (loss) for the period attributable to bp shareholders	9,257	3,116	(11,127)	7,783
Less: preference dividend	1	—	1	1
Profit (loss) attributable to bp ordinary shareholders	9,256	3,116	(11,128)	7,782

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	19,388,427	20,272,111	19,451,040	20,285,083
ADS equivalent(c)	3,231,404	3,378,685	3,241,840	3,380,847

Weighted average number of shares outstanding used to calculate diluted earnings per share	19,619,628	20,366,731	19,451,040	20,394,877
ADS equivalent(c)	3,269,938	3,394,455	3,241,840	3,399,146

Shares in issue at period-end	19,135,400	20,224,314	19,135,400	20,224,314
ADS equivalent(c)	3,189,233	3,370,719	3,189,233	3,370,719
(a)Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the first half 2022 are 202,620 thousand (ADS equivalent 33,770 thousand).
(c)One ADS is equivalent to six ordinary shares.

Issued ordinary share capital as at 30 June 2022 comprised 19,167,443,264 ordinary shares (31 December 2021 19,740,881,309 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 1,032,977,146 ordinary shares which have been bought back and are held in treasury by BP (31 December 2021 1,037,200,510 ordinary shares).

Note 8. Dividends
Dividends payable
BP today announced an interim dividend of 6.006 cents per ordinary share which is expected to be paid on 23 September 2022 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 12 August 2022. The ex-dividend date will be 11 August 2022. The corresponding amount in sterling is due to be announced on 6 September 2022, calculated based on the average of the market exchange rates over three dealing days between 31 August 2022 and 2 September 2022. Holders of ADSs are expected to receive $0.36036 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the second quarter 2022 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the second quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
Dividends paid per ordinary share
cents	5.460	5.250	10.920	10.500
pence	4.356	3.712	8.515	7.480
Dividends paid per ADS (cents)	32.76	31.50	65.52	63.00

Note 9. Net debt

Net debt*	Second	Second	Fourth	First	First
	quarter	quarter	quarter	half	half
$ million	2022	2021	2021	2022	2021
Finance debt(a)	52,866	68,247	61,176	52,866	68,247
Fair value (asset) liability of hedges related to finance debt(b)	3,058	(1,285)	118	3,058	(1,285)
	55,924	66,962	61,294	55,924	66,962
Less: cash and cash equivalents	33,108	34,256	30,681	33,108	34,256
Net debt(c)	22,816	32,706	30,613	22,816	32,706
Total equity	81,563	93,232	90,439	81,563	93,232
Gearing*	21.9%	26.0%	25.3%	21.9%	26.0%
(a)The fair value of finance debt at 30 June 2022 was $49,056 million (31 December 2021 $62,946 million, 30 June 2021 $70,589 million).
(b)Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $246 million at 30 June 2022 (second quarter 2021 liability of $308 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.
As part of actively managing its debt portfolio, in the second quarter the group bought back $4.5 billion of finance debt (second quarter 2021 $nil) consisting entirely of US dollar bonds. Year to date the group has bought back a total of $4.5 billion of finance debt ($3.9 billion equivalent for the comparative period in 2021 consisting of US dollar, euro and sterling bonds). Derivatives associated with non-US dollar debt bought back in the comparative period were also terminated. In addition, on 25 July 2022 the group exercised its option to redeem finance debt with an outstanding aggregate principal amount of $2.9 billion on 24 August 2022. These transactions have no significant impact on net debt or gearing.

Note 10. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 1 August 2022, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2022.

Additional information
Capital expenditure*

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Capital expenditure
Organic capital expenditure*	2,845	2,511	5,418	5,417
Inorganic capital expenditure*(a)	(7)	3	349	895
	2,838	2,514	5,767	6,312

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Capital expenditure by segment
gas & low carbon energy(a)	823	747	1,684	2,632
oil production & operations	1,208	1,148	2,462	2,467
customers & products	675	519	1,390	1,051
other businesses & corporate	132	100	231	162
	2,838	2,514	5,767	6,312
Capital expenditure by geographical area
US	1,253	890	2,350	2,377
Non-US	1,585	1,624	3,417	3,935
	2,838	2,514	5,767	6,312
(a)First half 2021 includes the final payment of $712 million in respect of the strategic partnership with Equinor.

Adjusting items*

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
gas & low carbon energy
Gains on sale of businesses and fixed assets(a)	—	—	9	1,034
Net impairment and losses on sale of businesses and fixed assets(b)	(265)	1,270	(517)	1,147
Environmental and other provisions	—	—	—	—
Restructuring, integration and rationalization costs	1	(21)	5	(29)
Fair value accounting effects(c)(d)	(74)	(1,311)	(5,089)	(1,064)
Other	(5)	(251)	130	(241)
	(343)	(313)	(5,462)	847
oil production & operations
Gains on sale of businesses and fixed assets(e)	1,278	216	1,527	384
Net impairment and losses on sale of businesses and fixed assets(b)	268	1,751	(936)	1,542
Environmental and other provisions	(204)	(776)	(146)	(841)
Restructuring, integration and rationalization costs	(7)	(90)	(17)	(94)
Fair value accounting effects	—	—	—	—
Other	—	(225)	55	(201)
	1,335	876	483	790
customers & products
Gains on sale of businesses and fixed assets	31	8	292	(89)
Net impairment and losses on sale of businesses and fixed assets	(434)	(35)	(447)	(78)
Environmental and other provisions	(35)	(8)	(35)	(8)
Restructuring, integration and rationalization costs	9	(10)	10	(51)
Fair value accounting effects(d)	(62)	(139)	(439)	320
Other	16	(3)	(31)	(3)
	(475)	(187)	(650)	91
other businesses & corporate(f)
Gains on sale of businesses and fixed assets	—	—	(1)	—
Net impairment and losses on sale of businesses and fixed assets	(15)	(50)	(16)	(51)
Environmental and other provisions	(89)	(72)	(92)	(72)
Restructuring, integration and rationalization costs	(3)	(74)	10	(99)
Fair value accounting effects(d)	(686)	73	(1,111)	(374)
Rosneft(f)	—	(46)	(24,033)	(46)
Gulf of Mexico oil spill	(21)	(18)	(40)	(29)
Other	(13)	21	(4)	(3)
	(827)	(166)	(25,287)	(674)
Total before interest and taxation	(310)	210	(30,916)	1,054
Finance costs(g)	(30)	(202)	(188)	(350)
Total before taxation	(340)	8	(31,104)	704
Total taxation(h)	(461)	(426)	1,010	(427)
Total after taxation for period	(801)	(418)	(30,094)	277

(a)First half 2021 relates to a gain from the divestment of a 20% stake in Oman Block 61.
(b)See Note 3 for further information.
(c)Under IFRS bp marks-to-market the derivative financial instruments used to risk-manage LNG contracts, but does not mark-to-market the physical LNG contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect reduces this mismatch, and the underlying result reflects how bp risk-manages its LNG contracts.
(d)For further information, including the nature of fair value accounting effects reported in each segment, see page 38.
(e)Second quarter and first half 2022 include gains of $904 million related to the deemed disposal of 12% of the group's interest in Aker BP, an associate of bp, following completion of Aker BP's acquisition of Lundin Energy, and $361 million in relation to the disposal of the group's interest in the Rumaila field in Iraq to Basra Energy Company, an associate of bp.
(f)From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 1 Basis of preparation - Investment in Rosneft.
(g)Includes the unwinding of discounting effects relating to Gulf of Mexico oil spill payables, the income statement impact associated with the buyback of finance debt (see Note 9 for further information) and temporary valuation differences associated with the group’s interest rate and foreign currency exchange risk management of finance debt.
(h)Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

Net debt including leases

Net debt including leases*	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Net debt	22,816	32,706	22,816	32,706
Lease liabilities	8,056	8,863	8,056	8,863
Net partner (receivable) payable for leases entered into on behalf of joint operations	14	109	14	109
Net debt including leases	30,886	41,678	30,886	41,678
Total equity	81,563	93,232	81,563	93,232
Gearing including leases*	27.5%	30.9%	27.5%	30.9%

Gulf of Mexico oil spill

	30 June	31 December
$ million	2022	2021
Gulf of Mexico oil spill payables and provisions	(9,390)	(10,433)
Of which - current	(1,217)	(1,279)

Deferred tax asset	2,340	3,959
During the second quarter pre-tax payments of $1,204 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2021 - Financial statements - Notes 6, 8, 19, 21, 22, 28, and 32.

Surplus cash flow* components

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Sources:
Net cash provided by operating activities	10,863	5,411	19,073	11,520
Cash provided from investing activities	329	282	1,375	4,507
Other proceeds(a)	409	—	573	—
Receipts relating to transactions involving non-controlling interests	—	3	7	671
	11,601	5,696	21,028	16,698

Uses:
Lease liability payments	(472)	(514)	(970)	(1,074)
Payments on perpetual hybrid bonds	(161)	(328)	(309)	(383)
Dividends paid – BP shareholders	(1,062)	(1,062)	(2,130)	(2,126)
– non-controlling interests	(63)	(107)	(128)	(158)
Total capital expenditure*	(2,838)	(2,514)	(5,767)	(6,312)
Net repurchase of shares relating to employee share schemes	—	(500)	(500)	(500)
Payments relating to transactions involving non-controlling interests	(1)	—	(6)	—
Currency translation differences relating to cash and cash equivalents	(414)	24	(539)	(34)
	(5,011)	(5,001)	(10,349)	(10,587)
(a)Other proceeds for the second quarter and first half 2022 include $409 million and $573 million respectively of proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds have been recognized as the potential recourse reduces and by end second quarter 2022 all proceeds have been recognized.

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
RC profit before interest and tax for customers & products	3,531	640	5,512	1,574
Less: Adjusting items* gains (charges)	(475)	(187)	(650)	91
Underlying RC profit before interest and tax for customers & products	4,006	827	6,162	1,483
By business:
customers – convenience & mobility	679	951	1,201	1,609
Castrol – included in customers	223	265	479	599
products – refining & trading	3,327	(124)	4,961	(126)

Add back: Depreciation, depletion and amortization	715	754	1,432	1,499
By business:
customers – convenience & mobility	315	329	641	653
Castrol – included in customers	38	39	77	78
products – refining & trading	400	425	791	846

Adjusted EBITDA for customers & products	4,721	1,581	7,594	2,982
By business:
customers – convenience & mobility	994	1,280	1,842	2,262
Castrol – included in customers	261	304	556	677
products – refining & trading	3,727	301	5,752	720

Reconciliation of RC profit before interest and tax to adjusted EBITDA*

	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
gas & low carbon energy
RC profit before interest and tax	2,737	927	1,213	4,357
Less: Net favourable (adverse) impact of adjusting items*	(343)	(313)	(5,462)	847
Underlying RC profit before interest and tax*	3,080	1,240	6,675	3,510
Add back: Depreciation, depletion and amortization	1,203	1,115	2,458	1,969
Exploration write-offs	—	21	(2)	27
Adjusted EBITDA	4,283	2,376	9,131	5,506

oil production & operations
RC profit (loss) before interest and tax	7,237	3,118	11,068	4,597
Less: Net favourable (adverse) impact of adjusting items	1,335	876	483	790
Underlying RC profit before interest and tax	5,902	2,242	10,585	3,807
Add back: Depreciation, depletion and amortization	1,371	1,559	2,800	3,133
Exploration write-offs	79	8	130	64
Adjusted EBITDA	7,352	3,809	13,515	7,004

Reconciliation of basic earnings per ordinary share / ADS to underlying replacement cost profit (loss) per ordinary share* / ADS*

	Second	Second	First	First
	quarter	quarter	half	half
Per ordinary share (cents)	2022	2021	2022	2021
Profit (loss) for the period attributable to bp shareholders	47.74	15.37	(57.21)	38.36
Inventory holding (gains) losses*, before tax	(11.07)	(4.70)	(29.03)	(13.23)
Taxation charge (credit) on inventory holding gains and losses	2.78	1.07	7.07	2.99
	39.45	11.74	(79.17)	28.12
Net (favourable) adverse impact of adjusting items* , before tax	1.75	(0.04)	159.91	(3.47)
Taxation charge (credit) on adjusting items	2.38	2.10	(5.19)	2.10
Underlying RC profit (loss)	43.58	13.80	75.55	26.75

	Second	Second	First	First
	quarter	quarter	half	half
Per ADS (dollars)	2022	2021	2022	2021
Profit (loss) for the period attributable to bp shareholders	2.86	0.92	(3.43)	2.30
Inventory holding (gains) losses, before tax	(0.66)	(0.28)	(1.74)	(0.79)
Taxation charge (credit) on inventory holding gains and losses	0.17	0.06	0.42	0.18
	2.37	0.70	(4.75)	1.69
Net (favourable) adverse impact of adjusting items , before tax	0.10	—	9.59	(0.21)
Taxation charge (credit) on adjusting items	0.14	0.13	(0.31)	0.13
Underlying RC profit (loss)	2.61	0.83	4.53	1.61

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss* and underlying ETR*

Taxation (charge) credit
	Second	Second	First	First
	quarter	quarter	half	half
$ million	2022	2021	2022	2021
Taxation on profit or loss	(4,527)	(1,784)	(7,057)	(3,426)
Taxation on inventory holding gains and losses	(539)	(217)	(1,376)	(605)
Taxation on a replacement cost (RC) profit or loss basis	(3,988)	(1,567)	(5,681)	(2,821)
Total taxation on adjusting items	(461)	(426)	1,010	(427)
Taxation on underlying replacement cost profit or loss	(3,527)	(1,141)	(6,691)	(2,394)

Effective tax rate
	Second	Second	First	First
	quarter	quarter	half	half
%	2022	2021	2022	2021
ETR on profit or loss	32	35	(203)	29
Adjusted for inventory holding gains or losses	1	2	141	2
ETR on RC profit or loss	33	37	(62)	31
Excluding adjusting items	(4)	(10)	92	(2)
Underlying ETR	29	27	30	29

Realizations* and marker prices

	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
Average realizations(a)
Liquids* ($/bbl)
US	89.80	53.64	80.41	49.36
Europe	113.92	69.19	108.72	64.83
Rest of World	106.77	64.44	97.82	61.04
BP Average	100.94	60.69	92.41	56.91
Natural gas ($/mcf)
US	6.28	3.03	5.12	3.24
Europe	16.06	8.94	25.02	7.78
Rest of World	8.42	4.13	8.15	4.03
BP Average	8.31	4.08	8.28	4.03
Total hydrocarbons* ($/boe)
US	69.71	41.14	61.21	39.02
Europe	106.29	63.85	121.37	58.93
Rest of World	71.65	40.27	66.98	38.16
BP Average	73.24	41.84	68.96	39.77
Average oil marker prices ($/bbl)
Brent	113.93	68.97	107.94	64.98
West Texas Intermediate	108.77	66.19	101.99	62.22
Western Canadian Select	90.25	53.10	85.08	49.57
Alaska North Slope	112.17	68.58	104.15	64.89
Mars	105.27	66.01	99.35	62.39
Urals (NWE – cif)	77.29	66.69	82.40	62.96
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	7.17	2.83	6.06	2.77
UK Gas – National Balancing Point (p/therm)	130.11	64.79	182.73	57.19

(a)Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)Henry Hub First of Month Index.

Exchange rates

	Second	Second	First	First
	quarter	quarter	half	half
	2022	2021	2022	2021
$/£ average rate for the period	1.26	1.40	1.30	1.39
$/£ period-end rate	1.21	1.38	1.21	1.38

$/€ average rate for the period	1.06	1.21	1.09	1.21
$/€ period-end rate	1.05	1.19	1.05	1.19

$/AUD average rate for the period	0.71	0.77	0.72	0.77
$/AUD period-end rate	0.69	0.75	0.69	0.75

Rouble/$ average rate for the period	67.50	74.20	77.95	74.31
Rouble/$ period-end rate	54.68	72.70	54.68	72.70

Principal risks and uncertainties
The principal risks and uncertainties affecting bp are described in the Risk factors section of bp Annual Report and Form 20-F 2021 (pages 76-79) and are summarized below. There are no material changes in those principal risks and uncertainties for the remaining six months of the financial year.
The risks and uncertainties summarized below, separately or in combination, could have a material adverse effect on the implementation of our strategy, our business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation.

Strategic and commercial risks
•Prices and markets – our financial performance is impacted by fluctuating prices of oil, gas and refined products, technological change, exchange rate fluctuations, and the general macroeconomic outlook.
•Accessing and progressing hydrocarbon resources and low carbon opportunities – inability to access and progress hydrocarbon resources and low carbon opportunities could adversely affect delivery of our strategy.
•Major project* delivery – failure to invest in the best opportunities or deliver major projects successfully could adversely affect our financial performance.
•Geopolitical – exposure to a range of political developments and consequent changes to the operating and regulatory environment could cause business disruption.
•Liquidity, financial capacity and financial, including credit, exposure – failure to work within our financial framework could impact our ability to operate and result in financial loss.
•Joint arrangements and contractors – varying levels of control over the standards, operations and compliance of our partners, contractors and sub-contractors could result in legal liability and reputational damage.
•Digital infrastructure, cyber security and data protection – breach or failure of our or third parties’ digital infrastructure or cyber security, including loss or misuse of sensitive information could damage our operations, increase costs and damage our reputation.
•Climate change and the transition to a lower carbon economy – developments in policy, law, regulation, technology and markets, including societal and investor sentiment, related to the issue of climate change could increase costs, reduce revenues, constrain our operations and affect our business plans and financial performance.
•Competition – inability to remain efficient, maintain a high-quality portfolio of assets and innovate could negatively impact delivery of our strategy in a highly competitive market.
•Talent and capability – inability to attract, develop and retain people with necessary skills and capabilities could negatively impact delivery of our strategy.
•Crisis management and business continuity – failure to address an incident effectively could potentially disrupt our business.
•Insurance – our insurance strategy could expose the group to material uninsured losses.

Safety and operational risks
•Process safety, personal safety, and environmental risks – exposure to a wide range of health, safety, security and environmental risks could cause harm to people, the environment and our assets and result in regulatory action, legal liability, business interruption, increased costs, damage to our reputation and potentially denial of our licence to operate.
•Drilling and production – challenging operational environments and other uncertainties could impact drilling and production activities.
•Security – hostile acts against our employees and activities could cause harm to people and disrupt our operations.
•Product quality – supplying customers with off-specification products could damage our reputation, lead to regulatory action and legal liability, and impact our financial performance.

Compliance and control risks
•Ethical misconduct and non-compliance – ethical misconduct or breaches of applicable laws by our businesses or our employees could be damaging to our reputation, and could result in litigation, regulatory action and penalties.
•Regulation – changes in the law and regulation could increase costs, constrain our operations and affect our business plans and financial performance.
•Trading and treasury trading activities – ineffective oversight of trading and treasury trading activities could lead to business disruption, financial loss, regulatory intervention or damage to our reputation and affect our permissions to trade.
•Reporting – failure to accurately report our data could lead to regulatory action, legal liability and reputational damage.

Legal proceedings
For a full discussion of the group’s material legal proceedings, see pages 248-249 of bp Annual Report and Form 20-F 2021.
Glossary
Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-GAAP measures are sometimes referred to as alternative performance measures.
Adjusted EBITDA is a non-GAAP measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items*, adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to GAAP information is provided on page 33.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions, restructuring, integration and rationalization costs, fair value accounting effects, financial impacts relating to Rosneft for the 2022 financial reporting period and costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-GAAP measures. An analysis of adjusting items by segment and type is shown on page 31.
Blue hydrogen – Hydrogen made from natural gas in combination with carbon capture and storage (CCS).
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments and customers & products businesses is presented on the same basis.
Cash balance point is defined as the implied Brent oil price, on average over 2021-25, to balance bp’s sources and uses of cash assuming an average bp refining marker margin around $11/bbl and Henry Hub at $3/mmBtu in 2020 real terms.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Developed renewables to final investment decision (FID) – Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share). If asset is subsequently sold bp will continue to record capacity as developed to FID. If bp equity share increases developed capacity to FID will increase proportionately to share increase for any assets where bp held equity at the point of FID.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-GAAP measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to GAAP information is provided on page 34.
Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture.

Glossary (continued)
Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. The fair values of derivative instruments used to risk manage certain oil, gas, power and other contracts, are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments (used to risk manage the near-term portions of the LNG contracts) are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, reduces the measurement differences between that of the derivative financial instruments used to risk manage the LNG contracts and the measurement of the LNG contracts themselves, which therefore gives a better representation of performance in each period.
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Glossary (continued)
Gearing and net debt are non-GAAP measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 29.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in a GAAP estimate.
Gearing including leases and net debt including leases are non-GAAP measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 32.
Green hydrogen – Hydrogen made from solar, wind and hydro-electricity.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to GAAP information is provided on page 30.
Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.
Inventory holding gains and losses are non-GAAP adjustments to our IFRS profit (loss) and represent:
a.the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
b.an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.
Organic capital expenditure is a non-GAAP measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to GAAP information is provided on page 30.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.

Glossary (continued)
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.
Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.
The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp’s particular refinery configurations and crude and product slate.
Renewables pipeline – Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for PPA based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.
Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized GAAP measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to GAAP information is provided on page 3. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.
Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral and Thorntons, and also includes sites in India through our Jio-bp JV.
Retail sites in growth markets are retail sites that are either bp branded or co-branded with our partners in China, Mexico and Indonesia and also include sites in India through our Jio-bp JV.
Solomon availability – See Refining availability definition.
Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-branded vehicle energy and carry one of the strategic convenience brands (e.g. M&S, Thorntons, Rewe to Go). To be considered a strategic convenience brand the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase, but exclude sites in growth markets.
Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.
For the first half of 2022, the sources of cash includes other proceeds related to the proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds are being recognized as the potential recourse reduces. See page 32 for the components of our sources of cash and uses of cash.
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Glossary (continued)
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.
Underlying effective tax rate (ETR) is a non-GAAP measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-GAAP measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in a GAAP estimate. A reconciliation to GAAP information is provided on page 34.
Underlying production – 2022 underlying production, when compared with 2021, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract.
Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-GAAP measure and is RC profit or loss* (as defined on page 40) after excluding net adjusting items and related taxation. See page 31 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.
Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to GAAP information is provided on page 3 for the group and pages 8-17 for the segments.
Underlying RC profit or loss per share and underlying RC profit or loss per ADS are non-GAAP measures. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders. A reconciliation to GAAP information is provided on page 34.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.
upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, Castrol ON and Thorntons

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: expectations regarding the conflict in Ukraine and inflationary pressures, including the impacts and consequences on demand; plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility and storage levels; expectations regarding major project ramp-up, divestment and maintenance activity; expectations regarding refining margins and product demand; expectations regarding implementation of bp’s strategy, bp’s business, financial performance, results of operations, cash flows, liquidity, prospects, shareholder value and returns and reputation; expectations regarding future hydrocarbon production and project ramp-up; expectations regarding future project start-ups; expectations with regards to bp’s transformation to an IEC; expectations regarding price assumptions used in accounting estimates; bp’s plans and expectations regarding the amount and timing of share buybacks and quarterly and interim dividends; plans and expectations regarding bp’s credit rating, including in respect of maintaining a strong investment grade credit rating; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations regarding bp’s exit of its shareholding in Rosneft and other investments in Russia; plans and expectations with respect to the total depreciation, depletion and amortization and other businesses & corporate underlying annual charge for 2022; plans and expectations regarding investments in the UK, including in charging infrastructure; plans and expectations regarding the divestment programme, including the amount and timing of proceeds; plans and expectations regarding bp’s renewable energy and alternative energy businesses; expectations regarding the UK government’s new levy on the profits of UK oil and gas companies; expectations regarding the underlying effective tax rate for 2022; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; expectations regarding the impact of the recent outage at Freeport LNG; plans and expectations regarding bp’s defined benefit pension plans; plans and expectations regarding capital expenditure, including that capital expenditure will be within a range of $14-15 billion in 2022; plans and expectations regarding projects, joint ventures and other partnerships and agreements, including partnerships and other collaborations with Iberdrola, Eni, Korea Gas Corporation, ADNOC, Masdar, Marubeni, HyCC, Shenzhen Huize New Energy Co. Ltd, Julius Stiglechner GmbH, Submer, and AENA, as well as plans and expectations regarding the operation of China’s largest fast EV charging hub, the Herschel Expansion project in the Gulf of Mexico, the Gas Natural Acu power plant in Brazil, the Asian Renewable Energy Hub in Western Australia, submission of bids for offshore wind leases in the Netherlands, the sale of its interest in the Sunrise oil sands project, the acquisition of an interest in the Bay du Nord project, the building of a hydrogen refuelling station at the bp truckstop in Queensland, the development of EV charge points and the HyGreen Teesside green hydrogen project.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, the impact of COVID-19, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact Rosneft’s business or outlook, bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the possibility that actions of any competent authorities or any other relevant persons may limit bp’s ability to sell its interests in Rosneft, or the price for which it could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, as well as those factors discussed under “Risk factors” in bp’s Annual Report and Form 20-F 2021 as filed with the US Securities and Exchange Commission.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 June 2022 in accordance with IFRS:
Capitalization and indebtedness

30 June
$ million	2022
Share capital and reserves
Capital shares (1-2)	5,067
Paid-in surplus (3)	15,582
Merger reserve (3)	27,206
Treasury shares	(12,171)
Cash flow hedge reserve	(551)
Costs of hedging reserve	(54)
Foreign currency translation reserve (4)	(2,956)
Profit and loss account (4)	34,486
BP shareholders' equity	66,609
Hybrid bonds	13,031
Other interest	1,923
Equity attributable to non-controlling interests	14,954
Total equity	81,563

Finance debt and lease liabilities (5-7)
Lease liabilities due within one year	1,735
Finance debt due within one year	6,479
Lease liabilities due after more than one year	6,321
Finance debt due after more than one year	46,387
Total finance debt and lease liabilities	60,922
Total (8)(9)	142,485
1.Issued share capital as of 30 June 2022 comprised 19,167,443,264 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,032,977,146 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

2.Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.

3.Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

4.In first half 2022 $9.2 billion of the opening foreign currency translation reserve has been moved to profit and loss account reserve as a result of bp's decision to exit its shareholding in Rosneft and its other businesses with Rosneft in Russia. For more information see Note 1.

5.Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2022.

6.Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under finance leases. This includes one hundred percent of lease liabilities for joint operations where BP is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2021 – Liquidity and capital resources for further information.

7.At 30 June 2022, the parent company, BP p.l.c. had issued guarantees totalling $51,268 million relating to group finance debt issued by subsidiaries. Thus 97% of the group’s finance debt had been guaranteed by BP p.l.c. In addition, BP p.l.c. guarantees $11.9 billion of perpetual subordinated hybrid bonds issued by a subsidiary. At 30 June 2022 $194 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

8.At 30 June 2022 the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $1,430 million in respect of the borrowings of equity-accounted entities and $554 million in respect of the borrowings of other third parties.

9.Total capitalisation and indebtedness includes non-controlling interests of $14,954 million at 30 June 2022 which includes $12.0 billion related to perpetual hybrid bonds issued on 17 June 2020 and $1.1 billion related to perpetual subordinated hybrid securities issued by a group subsidiary since the second half of 2021.

10.There has been no material change since 30 June 2022 in the consolidated capitalization and indebtedness of BP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	2 August 2022	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary